WEALTH MINERALS LTD.
                      (formerly Triband Enterprises Corp.)
                     Suite 1901 - 1177 West Hastings Street
                          Vancouver, British Columbia
                                 CANADA V6E 2K3
                     Phone: 604-331-0096 / Fax: 604-408-7499
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                                  NEWS RELEASE

                WEALTH COMPLETES NON-BROKERED PRIVATE PLACEMENT

September 13, 2004                                        Symbols: TSX-V - WML
                                                                   OTCBB - WMLLF
                                                                   FSE - EJZ

Wealth Minerals Ltd. ("Wealth" or the "Company") is pleased to announce that it has completed the private placement announced August 10, 2004. The private placement closed on September 7, 2004 and issued 1,306,250 units at a price of $0.80 per unit. Each unit consisted of one common share and one non-transferable common share purchase warrant. Each warrant is exercisable into one additional common share for a period of 18 months from closing at an exercise price of $1.00 per share. Cash commissions were paid on portions of the units placed.

The Company is also pleased to announce that on August 31, 2004, it commenced trading on the Frankfurt Stock Exchange ("FSE") under the symbol EJZ.

On behalf of the board of directors of

WEALTH MINERALS LTD.


"Gary Freeman"
President

          The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release which has been prepared by management.